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                                                               EXHIBIT 99(a)(13)

 STONE RIVET, INC. EXTENDS TENDER OFFER FOR ENVIROTEST STOCK TO OCTOBER 15, 1998

            EAST GRANBY, Conn., Oct. 13 -- Stone Rivet, Inc. and Environmental Systems Products, Inc. ("ESP") announced today that, in connection with their tender offer for all of the outstanding Class A Common Stock of Envirotest Systems Corp. (AMEX:ENR) at $17.25 per share, Stone Rivet has extended its tender offer for all of the outstanding Class A Common Stock of Envirotest. The tender offer, scheduled to expire at 12:00 midnight, Eastern Daylight Time on Tuesday, October 13, is now scheduled to expire at 12:00 midnight Eastern Daylight Time on Thursday, October 15, unless further extended. Stone Rivet said the extension is necessary to complete its previously announced financing in accordance with its terms.

            As of the close of business on October 13, 1998, IBJ Schroder Bank & Trust Company, the depositary, reported that 11,878,554 shares of Class A Common Stock, or approximately 98.0% of the total outstanding shares of Class A Common Stock, had been validly tendered and not withdrawn.

            Stone Rivet and ESP confirm their intention to acquire Envirotest in accordance with the terms of the tender offer.